FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November 2008
18 November 2008

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

 1.    Press release of British Sky  Broadcasting Group plc announcing Bond Issue released on 18 November 2008

Press release of British Sky Broadcasting Group plc announcing Bond Issue released on 18 November 2008

Bond Issue

Yesterday evening (London Time), British Sky Broadcasting Group plc announced a private placement with institutional investors to raise net proceeds of approximately U.S.$600 million from the issuance of guaranteed notes (the "Notes"). The Notes will be issued by British Sky Broadcasting Group plc and will be guaranteed by British Sky Broadcasting Limited, BSkyB Finance UK plc, BSkyB Investments Limited, BSkyB Publications Limited, Sky In-Home Service Limited and Sky Subscribers Services Limited. The Notes to be issued consist of U.S.$600 million aggregate principal amount of Notes paying 9.5% interest and maturing on 15 November 2018. It is expected that the net proceeds of the offering will be used for general corporate purposes. In addition, the Company may use the net proceeds of the offering for the refinancing of existing debt and for acquisitions of businesses and/or assets in support of its strategy. The offering is expected to close on or about 24 November 2008.

The securities referred to in this document have not been, and will not be, registered under the
U.S.
Securities Act of 1933 (the "Securities Act"), or under the securities legislation of any state of the United States, and may not be offered or sold in the United States, other than pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The issuer of the Notes does not presently intend to make a public offer of securities in the
United States
 or to register any securities under the Securities Act.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Notes.

Enquiries:

Alison Dolan +44 (0)20 7705 3623
Mike Hazell +44 (0)20 7800 4205
Francesca Pierce +44 (0)20 7705 3337

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 18 November 2008                                                                                                          By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary